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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Trident Microsystems, Inc

(Name of Issuer)

Common Stock

(Title of Class of Securities)

895919-10-8

(Cusip Number)

Not Applicable

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

SCHEDULE 13G
CUSIP No. 895919-10-8			Page 2 of 6

1.	Name of Reporting Persons. Frank C. Lin		I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,108,080

		6.	Shared Voting Power: 60,538

		7.	Sole Dispositive Power: 2,108,080

		8.	Shared Dispositive Power: 60,538

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,168,618

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 15.17%

12.	Type of Reporting Person (See Instructions): IN

SCHEDULE 13G

CUSIP No. 895919-10-8		Page 3 of 6

Item 1.
	(a)	Name of Issuer:
Trident Microsystems, Inc.
	(b)	Address of Issuer's Principal Executive Offices:
1090 East Arques Avenue Sunnyvale, CA 94085

Item 2.
	(a)	Name of Person Filing:
Frank C. Lin
	(b)	Address of Principal Business Office or, if none, Residence:
1090 East Arques Avenue Sunnyvale, CA 95051
	(c)	Citizenship:
United States of America
	(d)	Title of Class of Securities:
Common Stock
	(e)	CUSIP Number:
895919-10-8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

SCHEDULE 13G

CUSIP No. 895919-10-8		Page 4 of 6

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
	(a)	Amount beneficially owned:
2,168,618
	(b)	Percent of class:
15.17% based on 13,696,166 shares of the Issuer's Common Stock outstanding on December 31, 2002 plus the 595,000 shares of the Issuer's Common Stock underlying options held by Mr. Lin exercisable within sixty (60) days of December 31, 2002 that are deemed to be outstanding for purposes of calculating beneficial ownership.
	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
2,108,080
(ii) Shared power to vote or to direct the vote:
60,538
(iii) Sole power to dispose or to direct the disposition of:
2,108,080
(iv) Shared power to dispose or to direct the disposition of:
60,538

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

SCHEDULE 13G

CUSIP No. 895919-10-8	Page 5 of 6

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

SCHEDULE 13G
CUSIP No. 895919-10-8	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 5, 2003

/s/ Frank C. Lin
Name:	Frank C. Lin